

January 24, 2014

Via E-Mail
Sam Backenroth
Vice President, Business Development
Ohr Pharmaceutical, Inc.
800 Third Avenue, 11th Floor
New York, New York 10022

> **Re: Ohr Pharmaceutical, Inc.**
> **Registration Statement on Form S-3**
> **Filed January 17, 2014**
> **File No. 333-193434**

Dear Mr. Backenroth:

We have limited our review of your registration statement to those issues we have addressed in our comments.

Please respond to this letter by amending your filings and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

1. We note that your registration statement is only signed by your principal executive officer and your board of directors. Please file an amended registration statement that is also signed by your principal financial officer and your controller or principal accounting officer, as required by Form S-3.

2. We note that your annual report on Form 10-K for the year ended September 30, 2013, which you incorporate by reference into your registration statement, does not include the signature of your controller or principal accounting officer. Please file an amended annual report on Form 10-K to include such signature.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Amy Reischauer at (202) 551-3793or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Via E-Mail
        James Kardon, Esq.
        Hahn & Hessen LLP
        488 Madison Avenue
        New York, New York 10022